FOR IMMEDIATE RELEASE	TSX: SLW
November 11, 2013	NYSE: SLW

SILVER WHEATON COMPLETES EARLY DEPOSIT
GOLD STREAM AGREEMENT WITH SANDSPRING RESOURCES

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce that it has entered into an Early Deposit Gold Stream Agreement (the “Early Deposit Agreement”) with Sandspring Resources Ltd. (“Sandspring”) for the Toroparu project located in the Republic of Guyana, South America.

“Silver Wheaton continues to push the streaming model forward,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “The Early Deposit Agreement model allows us to get our foot in the door on high-quality, earlier stage projects such as Toroparu for relatively little upfront capital. From Sandspring’s perspective, these funds will allow them to complete the bankable feasibility study without subjecting their shareholders to excessive dilution that today’s challenging equity markets would deliver. Yet again, Silver Wheaton has developed another innovative, win-win business model. In todays market environment we expect this model to be very attractive to junior exploration and development companies looking for funding.”

Under the Early Deposit Agreement, Silver Wheaton, through its wholly owned subsidiary Silver Wheaton (Caymans) Ltd., has the right to purchase 10% of the life of mine gold production from the Toroparu project (the “Gold Stream”) for total cash consideration of US$148.5 million plus an ongoing production payment of the lesser of US$400 (subject to a 1% annual inflation adjustment starting in the fourth year after the completion test is satisfied) and the prevailing market price. Silver Wheaton will advance US$13.5 million to Sandspring once customary conditions have been met and at the closing of this agreement. The Company may then elect to proceed with the purchase of the Gold Stream following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”) or after December 31, 2015, if the Feasibility Documentation has not been delivered to Silver Wheaton by such date. If Silver Wheaton elects not to proceed with the Gold Stream, the Company will be entitled to either a return of US$11.5 million payable by Sandspring (on the basis that US$2 million of the advanced US$13.5 million is non-refundable) or a reduction in the stream percentage from 10% to 0.774%, at Sandspring’s option.

About the Toroparu project

The Toroparu Gold-Copper Deposit was discovered in 2007 in the Republic of Guyana, South America. As stated in the NI 43-101 Technical Report titled “Prefeasibility Study Toroparu Gold Project Upper Puruni River Area, Guyana” dated May 24, 2013, the Toroparu project has Proven and Probable mineral reserve of 4.1 million ounces of gold contained in 127 million tonnes of ore at a grade of 1.00 g/t Au.  Estimated annual production is 246,000 ounces of gold at a mill head grade of 1.32 g/t produced at a cash cost of $504 per payable ounce of gold on average over the first four years and 228,000 ounces at a cash cost of $700 per ounce on average over the 16 year life of mine.1

About Silver Wheaton

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2013 attributable production is approximately 33.5 million silver equivalent ounces2, including 145,000 ounces of gold. By 2017, annual attributable production is anticipated to increase significantly to approximately 42.5 million silver equivalent ounces2, including 210,000 ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including precious metal and gold streams on Hudbay’s Constancia project and Vale’s Salobo and Sudbury mines.

1 Based on NI 43-101 Technical Report titled “Prefeasibility Study Toroparu Gold Project Upper Puruni River Area, Guyana” dated May 24, 2013.

2 Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1.  Production guidance was updated in Silver Wheaton’s November 5, 2013 news release.

Silver Wheaton’s Reserves and Resources for Toroparu Gold Project:
ATTRIBUTABLE RESERVES & RESOURCES TO SILVER WHEATON  (1,2,3,4,5,6,8,9,10)

Mine	Category	Tonnage	Grade	Contained	Process Recovery(7)
		Mt	Au g/t	Au Moz	%
Toroparu (10%)	Proven	3.0	1.10	0.105	89%
	Probable	9.7	0.98	0.306	89%
	Proven & Probable	12.7	1.00	0.411	89%
Toroparu (10%)	Measured	0.9	0.87	0.026
	Indicated	7.9	0.83	0.211
	Measured & Indicated	8.8	0.84	0.237
Toroparu (10%)	Inferred	13.0	0.74	0.309

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.
The individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The tabulation of exclusive resources was completed by the Company’s QPs.
5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Mineral Reserves and Mineral Resources are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any after such date.  Resources and Reserves for Toroparu are reported as of March 31, 2013.

7.	Process recoveries are the percentages of gold in a saleable product (doré or concentrate) recovered from Toroparu ore at the applicable site process plant.
8.	Mineral Reserves are estimated using appropriate process recovery rates and gold prices of $1,070 per ounce for fresh rock and $970 per ounce for saprolite.
9.	Mineral Resources are estimated using appropriate process recovery rates and a gold price of $1,350 per ounce.
10.	The scientific and technical information in this document regarding Toroparu has been previously disclosed in Sandspring’s press release filed on SEDAR (www.sedar.com) dated April 9, 2013.

Full Reserve and Resource tables are available on the Company’s website, www.silverwheaton.com.  Updated Reserves and Resources incorporating year-end 2013 estimates will be included in the Company’s 2013 AIF.

Mr. Neil Burns, Vice President of Technical Services for Silver Wheaton, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the information on mineral reserves and mineral resources disclosed in this news release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2012, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2013, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves or that any exploration potential will ever be converted to any category of Mineral Reserves or Mineral Resources. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com